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October 30, 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Greencore Group plc
Commission File Number 82-4908

Dear Sir:

On behalf of Greencore Group plc, a company organized under the laws of the Republic of Ireland (File No. 82-4908), we are enclosing herewith documents containing information required to be furnished to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended. The Commission file number of Greencore Group plc has been indicated in the upper right hand corner of each unbound page and the first page of each bound document enclosed herewith.

Please acknowledge receipt of this letter and the accompanying documents by endorsing the enclosed copy of this letter and returning it to our waiting messenger.

Very truly yours,

Gregory A. Bailey

DC1:\132053\01\2TW501!.DOC\50627.0004

Commission File Number 82-490

GREENCORE GROUP PLC

CONTACT: MS. C.M. BERGIN

TELEPHONE +353 1 605 1004
FAX +353 1 605 1104

GREENCORE GROUP PLC ("GREENCORE") PRE-ANNUAL RESULTS CLOSE PERIOD UPDATE

The following is the basis of an update that will be provided to analysts, in accordance with usual practice, before Greencore enters its close period prior to its preliminary results, which are scheduled to be announced on 28 November 2002.

The Group is pleased with the operational and financial performance during the year: net debt at the financial year end is expected to be between €565m and €575m (down from €874m at March 2001) and headline EPS* for the financial year is expected to be between 29 cent and 30 cent.

Trading

The **Chilled and Frozen** division continues to trade strongly. Sales in the period April to August increased by 8% year-on-year, despite unseasonably poor weather this summer. There was particularly strong performance in the Sandwiches and Chilled Ready Meals categories, both of which experienced growth of 16%. In Pizza, all production has now been transferred out of the Bedford facility, which will now be closed. Much work remains to be done at the new Deeside facility to achieve the efficiency levels and competitive advantage for which this plant was designed.

The **Ingredients** division has been trading in line with expectations, having taken into account the reduction in profits at Irish Sugar, as a result of the previously reported issues at the time of the production campaign.

In **Ambient Grocery**, trading at the Group's bakery business, Rathbones, remains very challenging, and the Group is actively exploring all possible ways of improving its position in this market. The new cake and dessert factory at Hull continued to underperform during the financial year, although volume growth of 7% year-on-year has been achieved since April. The cost base has been successfully rationalised, and the Group is confident that new listings now in the pipeline will provide the further growth required to improve results significantly in this category in 2002/3.

In **Agribusiness**, trading has been satisfactory.

Disposals

The sale of Erin Foods and William Rodgers (Foods) to Campbell Soup Company was completed on 20 September 2002. Proceeds of €27.2m were received, bringing total proceeds from the Group's disposal programme since January 2001 to €230m.

* *adjusted to eliminate goodwill amortisation and exceptional items*

C.M. BERGIN
GROUP COMPANY SECRETARY

GREENCORE GROUP PLC
ST. STEPHEN'S GREEN HOUSE
EARLSFORT TERRACE
DUBLIN 2

27 September, 2002.